EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel - December 19, 2010 - Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), announced that its subsidiary, D.B.S Satellite Services (1998) Ltd. ("DBS") was served with a declaratory and monetary lawsuit, as well as a motion to certify the lawsuit as class action, that were filed in the Tel-Aviv District Court.

The plaintiff in this motion alleged that DBS has violated their liability toward costumers, by way of cancelling programs and broadcastings that were supposed to be included in the "Basic Package", and also unlawfully promoted publicity commercials.

The total claim against DBS is NIS 600 million (approximately $167 million).

DBS is reviewing the lawsuit and at this stage, neither the DBS nor Bezeq are able to evaluate the probability of the success of the lawsuit.